

September 30, 2015

<u>Via Email</u>
Eric M. Krautheimer, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, CA
90067

      Re: **W2007 Grace Acquisition I, Inc.**
              Schedule 13E-3/A
              Filed by W2007 Grace Acquisition I, Inc. et al.
              W2007 Grace II Acquisition II, Inc.
              PFD Holdings, LLC
              Whitehall Parallel Global Real Estate Limited Partnership 2007
              W2007 Finance Sub, LLC
              Whitehall Street Global Real Estate Limited Partnership 2007
              Todd Giannoble, Greg Fay and Brian Nordahl
              W2007 Grace I, LLC
              The Goldman Sachs Group, Inc.
              File No. 5-43459
              Filed September 22, 2015

Dear Mr. Krautheimer:

      We have reviewed the above filing and have the following comments.

<u>Special Factors, page 1</u>

1. We partially reissue prior comment 4. Although you have amended the transaction
   statement to include the additional filing persons, you have not <u>consistently</u> provided
   disclosure that is required by <u>each</u> of the filing persons and which may differ amongst the
   filing persons. For example, the purpose, reasons and effects of the transaction, which is
   required disclosure for each filing person, appears to only have been provided by the
   company and no other filing person. We remind you that disclosure required by Items 7,
   8,and 9 of SC 13E-3 should be provided by each filing person and included in the

document disseminated to shareholders. Please revise your disclosure consistent with this comment.

2. Please provide any relevant updates, including exhibits if material, which relate to the September 11, 2015 final hearing regarding the approval of the Stipulation and any other condition to the consummation of the merger that remains outstanding. Refer to Item 15 of SC 13e-3 and corresponding Item 1011 (c) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions